Exhibit 8(i)

                           GENESIS CAPITAL CORPORATION
       Genesis Capital: putting ideas, people and resources together for success
                      P.O. Box 271405, Houston, Texas 77277-1405

Phone: (713) 436-0922                                        Fax: (713) 436-0351
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November 14, 1997

Mr. Reginald L. Davis, Trustee
c/o Barrow and Williams, Attorneys at Law
99 Albert Street
Belize City, Belize C.A.


Dear Mr. Davis:

         Per our recent discussion, this letter will serve as a Letter of Intent whereby Genesis Capital Corporation, a Colorado corporation that is publicly held, having its principal offices at Houston, Texas will acquire 100% of the capital stock of Lincoln Health Fund, Inc.

         To exchange under the IRS regulation for Corporate reorganization 100% of the Lincoln Health Fund, Inc., a Delaware Corporation that owns 10.680 acres of multi-family use property at 5900 Meadow Brook Drive, Fort Worth, Texas free and clear of debt, with exception of 1997 advolurem taxes as appraised by the Tarrant County Real Estate District of $16,095.35, with net earning of $539,818. The Company has an audited financial statement by KPMG Peat Marwick for 1996 with will reflect assets of $6,000,000. At closing, the Company will have book value of $650,000 and earnings in excess of $480,000.


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         The Lincoln  Health Fund,  Inc.,  will  warrant the stock  delivered at closing will be 100% of the issued capital stock, being 1,000 shares, and the said shares are free and clear of any encumbrances.

         Genesis Capital Corporation will issue four shares of its authorized shares for each one share of common stock outstanding at the time of closing this transaction.

         Upon signing this letter of intent, Genesis Capital Corporation agrees to notify its shareholders of a special shareholder meeting to approve a reverse merger, and that it will advise the shareholders of the Board of Directors approval of the following:
         A.  A name change to Lincoln Holdings, Inc.
         B. A reorganization plan that will be submitted to the IRS, SEC, State of Colorado and any other regulatory authorities as deemed necessary.
         C. A reverse split of all common shares on a basis of one share for twenty shares issued and outstanding.
         D. At closing, the litigation of U.S. Staffing, Inc.(former subsidiary, now bankrupt) will be settled and dismissed by the U.S. Bankruptcy Court (Case No. 96-40333OH 5-11). This settlement will be approved by Lincoln's Board of Directors, and its legal counsel, Reginald L. Davis, Esquire.
         E. Genesis Warrants that it had no business operations in 1995, 1996, or 1997 fiscal years, and that it will complete and file up to date tax returns.
         F. Genesis warrants that there are no further outstanding litigation, payroll taxes, or claims of any nature.


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         Genesis Capital  Corporation will provide a final agreement  acceptable to the legal counsel of both companies and will call a special shareholders meeting on Friday, December 5, 1997 at the Holiday Inn, Alta Mesa at I 35, Forth Worth, Texas for 10:00 A.M. so that each shareholder can see the property itself, and its development plan for multi-family units, meet the new management team, ask questions concerning the merger, and vote on the reorganization plan..

         If the above Letter of Intent is agreeable and acceptable to you, please indicate by executing and dating below and returning via telecopier at your earliest convenience.

Sincerely,

GENESIS CAPITAL CORPORATION
a Colorado, Corporation, for its Board of Directors



By: ____________/s/__________________________
       Dennis L. Hoerr, President



Agreed and Accepted, this 14 day of November, 1997.


By: ____________/s/__________________________
       Reginald L. Davis, Trustee





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